October 29, 2019

Kevin Vaugn

Rolf Sundwall

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences.

Re: AXIM Biotechnologies, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2018 Filed April 8, 2019

File No. 000-54296

Dear Messrs. Vaugn and Sundwall:

Please allow the following to respond to your letter dated October 23, 2019.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 15. Exhibits, Financial Statement Schedules, page 20

1.You disclose a May 11, 2015 license agreement with CanChew Biotechnologies, LLC, whom you have disclosed on page 20 is a related party. It appears that a significant amount of your research and development activities may be derived from intellectual property included in this license agreement, including development activities that may be included in your September 3, 2018 Letter of Intent or subsequent agreements with Impression Health Limited. These agreements do not appear to have been filed as exhibits. Please confirm to us that you will file these agreements as exhibits, or provide your analysis demonstrating why you do not consider these agreements to be material contracts under Regulation S-K, Rule 601(b)(10).

Response:

The Company has filed an amended Form 10-K for the Fiscal Year Ended December 31, 2018, and attached the following Impression Health Limited agreements as exhibits to the Report.

ExhibitDescription

10.4Letter of Intent (“Terms Sheet”) dated September 3, 2018, by and between Impression Healthcare Limited and AXIM Biotechnologies, Inc.

10.5Exclusivity Agreement dated September 3, 2018, by and between Impression Healthcare Limited and AXIM Biotechnologies, Inc.

10.6Amendment #1 to Exclusivity Agreement dated December 11, 2018, by and between Impression Healthcare Limited and AXIM Biotechnologies, Inc.

10.7Supply Agreement dated May 31, 2019, by and between Impression Healthcare Limited and AXIM Biotechnologies, Inc.

Should you have any comments or questions, please do not hesitate to contact the undersigned.

Thank you.

AXIM Biotechnologies, Inc.

/s/ Robert Malasek

Robert Malasek

CFO